[Fenwick & West LLP Letterhead]

July 18, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall
         Assistant Director

Re:	Diamond Foods, Inc. (“Company”)
Registration Statement on Form S-1
Registration No. 333-123576 (“Registration Statement”)

Ladies and Gentlemen:

     Please be advised that the Company has informed us that it intends to file a pre-effective amendment to the above-captioned Registration Statement, for the purpose of increasing the number of shares included in the Company’s initial public offering of its common stock. The Registration Statement currently covers the offer and sale of up to 6,133,333 shares of Company common stock; the amended Registration Statement will cover the offer and sale of up to 6,900,000 shares of Company common stock, an increase of 12.5%. The proposed initial public offering price range remains the same ($14.00 — $16.00 per share).

     The Company does not propose to re-circulate preliminary prospectuses in connection with this change, because it believes this increase in the number of shares being offered is not material to an investment decision in the common stock. It does not change the use of proceeds in any way other than to increase the amount of cash available for general purposes.

     The Company has been informed by the managing underwriters of the offering covered by the Registration Statement (Merrill Lynch, Pierce, Fenner & Smith Incorporated; Piper Jaffray & Co.; Harris Nesbitt Corp) that they will communicate the information set forth below to their internal sales forces, and this information will also be communicated orally by their respective sales forces to each investor to whom the underwriters expect to confirm sales of the shares. In addition, this information will be communicated orally to the potential members of the underwriting syndicate for the offering, who will be instructed to communicate such information to investors to whom such underwriters expect to confirm sales of the shares prior to confirming any sales of shares to such investors. Such potential members of the underwriting syndicate will also be notified that by accepting their allotments of Shares they will be deemed to have represented to the representatives that they have or will so notify such investors. On the basis of the foregoing, the Company believes that the following information will be communicated to investors prior to the confirmation of any sales of shares to such investors:

     (1) the number of shares being offered (6,000,000 shares; 6,900,000 with the overallotment option);

     (2) the specific use of proceeds amounts (shown on page 16 of the prospectus);

     (3) the number of shares distributed to members (8,060,207);

     (4) the specific amount of cash distributed to members ($15.2 million assuming $15.00 per share, amount depends on final pricing); and

     (5) total shares outstanding (14,666,667).

Sincerely yours,

/s/ Horace L. Nash

Horace L. Nash